Exhibit 99

TXU ELECTRIC DELIVERY COMPANY
CONDENSED STATEMENT OF CONSOLIDATED INCOME
(Unaudited)

Twelve Months Ended
Sept 30, 2006
(millions of dollars)
Operating revenues:
Affiliated	$1,175
Nonaffiliated	1,274
Total operating revenues	2,449

Operating expenses:
Operation and maintenance	833
Depreciation and amortization	471
Income taxes	162
Taxes other than income	400
Total operating expenses	1,866

Operating income	583

Other income and deductions:
Other income	3
Other deductions	18
Nonoperating income taxes	14

Interest income	57

Interest expense and related charges	280

Net income	$331